UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2018
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Termination of the Master Transaction Agreement with Beijing Shihui

On September 21, 2018, Origin Agritech Limited (the “Company”) and certain subsidiaries of the Company entered into a Termination Agreement (“Termination Agreement”) with Shihui Agricultural Development Co., Ltd. (“Beijing Shihui”), formerly known as Beijing Shihui Agricultural Ltd., to terminate that certain Master Transaction Agreement, dated as of September 26, 2016, by and among the Company, Beijing Shihui, and certain subsidiaries of the Company (the “MSA”).

Pursuant to the Termination Agreement, the Company and Beijing Shihui agreed to terminate the MSA and not to pursue the second closing contemplated under the MSA. As a result of the Termination Agreement, the Company will not transfer certain assets, including the headquarters building of the Company located in Beijing, PRC and certain other assets, to Beijing Shihui.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

EXHIBIT

Exhibit Number	Description

99.1	Termination Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/Gengchen Han
	Name:	Gengchen Han
	Title:	Chairman of the Board

Date: September 27, 2018